Rio Tinto grants Northern Dynasty shares to Alaska-based charitable foundations

April 7, 2014 Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) ("Northern Dynasty" or the "Company") reports that Rio Tinto has advised management that it intends to divest of its 19.1% shareholding in Northern Dynasty by way of gifting its shares to two Alaskan charitable foundations. This decision follows Rio Tinto's December 23, 2013 announcement of a strategic asset review, to include its shareholding in Northern Dynasty.

Northern Dynasty shares held by Rio Tinto (18,145,845) will be divided equally between the Alaska Community Foundation to fund state-wide educational and vocational training and the Bristol Bay Native Corporation Education Foundation, which supports educational and cultural programs in southwest Alaska. Both organizations are known to the Company and the Pebble Limited Partnership (“Pebble Partnership” or “PLP”); the Alaska Community Foundation, in particular, helped facilitate PLP’s five-year, $5 million investment in Bristol Bay communities via the Pebble Fund.

“We are pleased that Rio Tinto’s interest in Northern Dynasty will provide meaningful, long-term economic contributions to charitable organizations in Alaska that are dedicated to providing educational opportunities for young people, and to preserving culture and traditional ways of life,” said Northern Dynasty President & CEO Ron Thiessen. “We look forward to meeting with the leadership of the Alaska Community Foundation and Bristol Bay Native Corporation Education Foundation in the days ahead to better understand their long-term goals and aspirations, and how their ownership interest in Northern Dynasty and the Pebble Project can make the greatest possible contribution to the people and communities they serve.”

About the Pebble Project

The Pebble Project is an initiative of the Pebble Partnership to responsibly develop a globally significant copper, gold and molybdenum deposit in southwest Alaska into a modern, long-life mine, which will benefit not only the owner, but the people, culture and industries of the State of Alaska, as well as suppliers, consultants and industries in the Lower 48 United States of America.

A 2013 study authored by IHS Global Insight, entitled The Economic and Employment Contributions of a Conceptual Pebble Mine to the Alaska and United States Economies found the Pebble Project has the potential to support 15,000 American jobs and contribute more than $2.5 billion annually to US GDP over decades of production. The IHS Global Insight study is available at www.northerndynasty.com.

The Pebble Project is located 200 miles southwest of Anchorage on state land designated for mineral exploration and development. It is situated in a region of rolling tundra approximately 1,000 feet above sealevel, 65 miles from tidewater on Cook Inlet and presents favourable conditions for successful mine site and infrastructure development.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset is the Pebble Project in southwest Alaska, USA, an advanced-stage initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.